UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                            Daleen Technologies, Inc.
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                                (Name of Issuer)

                          Common Stock, $.01 Par Value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   23427N 10-4
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                                 (CUSIP Number)

                                 Gordon D. Quick
                             Albacore Holdings, Inc.
                         (f/k/a Abiliti Solutions, Inc.)
                       400 Chesterfield Center, Suite 200
                          Chesterfield, Missouri 63107
                                  636-237-3006
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 20, 2002
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             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. / /

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







                               Page 1 of 10 Pages

-------------------
CUSIP No23427N 10-4
-------------------

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1.   NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Albacore Holdings, Inc.
(f/k/a Abiliti Solutions, Inc.)
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (SEE INSTRUCTIONS)                                            (a)    /  /

                                                                   (b)    /  /

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3.   SEC USE ONLY


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4.   SOURCE OF FUNDS

     OO

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5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                   /  /

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6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Missouri

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             NUMBER OF                       7.    SOLE VOTING POWER
              SHARES                                            0
           BENEFICIALLY                      ----------------------------------
             OWNED BY                        8.    SHARED VOTING POWER
               EACH                                             0
             REPORTING                       ----------------------------------
              PERSON                         9.    SOLE DISPOSITIVE POWER
             REPORTING                                          0
               WITH                          ----------------------------------
                                             10.   SHARED DISPOSITIVE POWER
                                                                0

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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           -0-


                               Page 2 of 10 Pages

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12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       /  /

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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%

-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     CO
------------------------------------------------

     This Amendment No. 1 to Schedule 13D ("Amendment No. 1") amends and supplements and should be read in conjunction with the Schedule 13D of Abiliti Solutions, Inc. (the "Company"), as filed with the Securities and Exchange Commission on October 15, 2002 (the "Original Schedule 13D" and, together with this Amendment No. 1, the "Schedule 13D"). This Amendment No. 1 amends the Original Schedule 13D only with respect to those items listed below. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 13D. This filing of Amendment No. 1 is not, and should not be deemed to be construed as, an admission that the Schedule 13D or that any Amendment thereto is required to be filed.

     ITEM 1.     SECURITY AND ISSUER

     This Amendment No. 1 relates to the common stock, $.01 par value per share ("Common Stock"), Series F Convertible Preferred Stock ("Series F Preferred Stock") and Warrants to acquire shares of Common Stock (the "Warrants") of Daleen Technologies, Inc., a Delaware corporation ("Daleen"). The Common Stock, the Series F Preferred Stock, and the Warrants are collectively referred to herein as "Daleen Capital Stock". The principal executive offices of Daleen are located at 902 Clint Moore Road, Boca Raton, Florida, 33487.

     ITEM 2.     IDENTITY AND BACKGROUND

     (a) - (c). This Amendment No.1 is being filed by Albacore Holdings, Inc., formerly known as Abiliti Solutions, Inc., a Missouri corporation (the "Company"). The address of the principal office and business of the Company is 400 Chesterfield Center, Suite 200, Chesterfield, Missouri 63107. The Company provided operations and business support software systems to ensure revenue optimization, including event management, billing and rating software. Information with respect to the persons specified in Instruction C of Schedule 13D is set forth on Schedule A hereto and is incorporated by reference herein.

     (d) - (e). During the last five years, neither the Company nor, to the best of its knowledge, any of the persons listed on Schedule A hereto have been (i) convicted in a criminal proceeding, (excluding traffic violations and similar misdemeanors) or (ii) a party to any civil proceeding of a judicial or



                               Page 3 of 10 Pages
administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The  citizenship  of each of the persons  specified in Instruction C of
Schedule 13D is set forth on Schedule A hereto and is incorporated herein by reference.

ITEM 3.     SOURCE  AND  AMOUNT  OF FUNDS OR  OTHER  CONSIDERATION

     The information set forth in Item 3 of the Schedule 13D is hereby amended and supplemented by the following:

     On December 20, 2002, the Company consummated the transactions contemplated by the Asset Purchase Agreement. In consideration of the delivery by Daleen to the Company of the securities described in Item 4 below, the Company delivered to Acquisition Sub substantially all of the assets of Abiliti in accordance with the terms of the Asset Purchase Agreement, which is attached as Exhibit 3 to this Schedule 13D and is incorporated herein by reference. Upon such consummation of the transactions contemplated by the Asset Purchase Agreement, the Voting Agreements terminated in accordance with their terms.

ITEM 4.     PURPOSE OF TRANSACTION

     The information set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by the following:

     (a)-(b) Pursuant to the Asset Purchase Agreement, the Company sold to Acquisition Sub the goodwill and substantially all of its assets for consideration consisting of 11,406,284 shares of Common Stock, 115,681 shares of Series F Preferred Stock, and Warrants to purchase 5,666,069 shares of Common Stock, with an exercise price of $0.906 per share, plus the assumption of certain specified liabilities (the "Asset Purchase"). Each share of Series F Preferred Stock with each share immediately convertible into 122.4503 shares of Common Stock. Accordingly, the securities received by the Company on the consummation of the Asset Purchase represented 45,296,840 shares of Common Stock, or approximately 47.96% of the shares of Common Stock outstanding after giving effect to the consummation of the Asset Purchase and of the transactions contemplated by the Investment Agreement.

     Of the foregoing securities, 1,140,629 shares of Common Stock, 11, 568 shares of Series F Preferred Stock and a Warrant to acquire 573,954 shares of Common Stock at such exercise price were issued in the name of the Company but delivered to SunTrust Bank pursuant to an Indemnity Escrow Agreement between the Company, Daleen, and SunTrust Bank (the "Escrow Agreement").

     Immediately subsequent to the consummation of the Asset Purchase Agreement, the Company transferred and assigned to Behrman and SEF all right and title to the securities received by the Company upon the consummation of the Asset Purchase, including all securities held by SunTrust Bank pursuant to the Escrow Agreement. These securities were transferred to Behrman and SEF in partial repayment of the Company's promissory notes, dated January 17, 2002, in favor of Behrman and SEF. The aggregate amount of such partial repayments was $5,023,097.

     In connection with their receipt of securities from the Company as described in the preceding paragraph, Behrman and SEF instructed the Company to deliver a portion of such securities to certain third parties in exchange for a release from such third parties and an assignment by such third parties to Behrman and SEF of such third parties' interest in certain subordinated promissory notes of which the Company was the issuer. Behrman and SEF instructed the Company to deliver on their behalf to all such third parties an aggregate of 766,588 shares of Common Stock, 7,775 shares of Series F Preferred Stock and 380,802 Common Stock Warrants.


                               Page 4 of 10 Pages

     Accordingly, the Company no longer holds and disclaims further beneficial ownership of such securities. The Company continues to hold record title alone to such securities pending registration on the books of Daleen of such transfers and assignments.

     (d) Upon the consummation of the transactions contemplated by the Asset Purchase Agreement and the Investment Agreement, the Board of Directors of Daleen consisted of seven (7) directors (the "Directors"), of whom four (4) Directors were appointed by Daleen, one (1) was Gordon D. Quick by virtue of his position as the Chief Executive Officer of Daleen, and two (2) Directors were appointed by Behrman. James Daleen ceased to be Chief Executive Officer but continues to serve as Chairman of the Board of Daleen, and Gordon D. Quick has become Chief Executive Officer and President of Daleen.

     (e) The shareholders of Daleen approved at a special meeting on December 20, 2002 amendments to the Certificate of Incorporation that, among other things, increased the authorized number of shares of its preferred stock and Series F Preferred Stock in order to permit the issuances of the shares of Series F Preferred Stock to be issued upon the consummation of the transactions contemplated by the Asset Purchase Agreement and the Private Placement. These amendments also effected certain one-time waivers and consents in connection with the contemplated transactions.

     (g) As a result of the transfers and assignments by the Company to Behrman and SEF described in this Item 4, the Company no longer holds beneficial ownership of any shares subject to the Supplemental Voting Agreement.

     (h) As described in the Current Report on Form 8-K of Daleen dated December 18, 2002, a Nasdaq panel has determined that the Asset Purchase and the transactions contemplated by the Investment Agreement would result in a "reverse merger" for listing purposes. Accordingly, it is expected that the Common Stock will be delisted from the Nasdaq SmallCap Market on or shortly after the date of this Amendment No. 1.

     Except as indicated in this statement on Schedule 13D, Abiliti has no specific plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

     The summaries of the Asset Purchase Agreement, the Investment Agreement, and the Voting Agreements provided in this Schedule 13D are qualified in their entirety by reference to the Asset Purchase Agreement, the Investment Agreement, and the Voting Agreements, which are incorporated herein by reference.

     ITEM 5.     INTEREST IN SECURITIES OF DALEEN

     (a) - (b). Each of the Voting Agreements terminated by its terms on December 20, 2002 upon the consummation of the Asset Purchase.

     Immediately subsequent to the consummation of the Asset Purchase Agreement, the Company transferred and assigned to Behrman and SEF all right and title to the securities received by the Company upon the consummation of the Asset Purchase, including all securities held by SunTrust Bank pursuant to the Escrow Agreement. These securities were transferred to Behrman and SEF in partial repayment of the Company's promissory notes, dated January 17, 2001, in favor of


                               Page 5 of 10 Pages

Behrman and SEF. The aggregate amount of such partial repayments was $5,023,097.

     In connection with their receipt of securities from the Company as described in the preceding paragraph, Behrman and SEF instructed the Company to deliver a portion of such securities to certain third parties in exchange for a release from such third parties and an assignment by such third parties to Behrman and SEF of such third parties' interest in certain subordinated promissory notes of which the Company was the issuer. Behrman and SEF instructed the Company to deliver on their behalf to all such third parties an aggregate of 766,588 shares of Common Stock, 7,775 shares of Series F Preferred Stock and 380,802 Common Stock Warrants.

     Accordingly, the Company no longer holds and disclaims further beneficial ownership of any securities of Daleen. The Company continues to hold record title alone to the securities received by the Company on consummation of the Asset Purchase, pending registration on the books of Daleen of such transfers and assignments.

     (c) Except as described herein, there have been no transactions in shares of the Daleen Capital Stock by the Company, or, to the best of its knowledge, by any of the persons listed on Schedule A hereto, during the past sixty (60) days.

     (d) - (e). Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF DALEEN

     Other than the matters set forth herein in response to Items 3 and 4 above, the Company is not, and, to the best of the Company's knowledge, none of the persons listed in Schedule A hereto are, a party to any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of Daleen, including, but not limited to, the transfer of voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


                               Page 6 of 10 Pages

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NO.    DESCRIPTION
-----------    -----------

     1 Form of Voting Agreement between Abiliti Solutions, Inc. and certain stockholders of Daleen Technologies, Inc. (previously filed).

     2 Form of Voting Agreement dated October 2, 2002 between Abiliti Solutions, Inc. and SAIC Venture Capital Corporation (previously filed).

     3 Asset Purchase Agreement dated October 7, 2002, among Daleen Technologies, Inc., Daleen Solutions, Inc., and Abiliti Solutions, Inc. (incorporated herein by reference to Exhibit
               99.1 to Current Report on Form 8-K filed by Daleen Technologies, Inc. on October 11, 2002).

     4 Investment Agreement dated October 7, 2002 by and between Daleen Technologies, Inc. and the investors named therein (incorporated herein by reference to Exhibit 99.2 to Current Report on Form 8-K filed by Daleen Technologies, Inc. on October 11, 2002).

     5 Supplemental Voting Agreement dated October 7, 2002 among Abiliti Solutions, Inc., Behrman Capital II, L.P., Strategic Entrepreneur Fund II, L.P., HarbourVest Partners VI - Direct Fund, L.P., and HarbourVest Partners V - Direct Fund, L.P. (previously filed).


                               Page 7 of 10 Pages

                                   SCHEDULE A
             INFORMATION CONCERNING EXECUTIVE OFFICERS AND DIRECTORS
                           OF ALBACORE HOLDINGS, INC.

                         (f/k/a Abiliti Solutions, Inc.)

     Set forth below is the name, principal occupation or employment, business address and citizenship of each director and executive officer of Albacore Holdings, Inc. ("Albacore").




       NAME           PRINCIPAL OCCUPATION OR EMPLOYMENT     BUSINESS ADDRESS     CITIZENSHIP
       ----           -----------------------------------    ----------------     -----------
Gordon D. Quick      Chief Executive Officer, Albacore       400 Chesterfield         U.S.
                                                             Center, Suite 200,
                                                             Chesterfield,
                                                             Missouri  63107

Mark D. Wright       Chief Financial Officer, Albacore       400 Chesterfield         U.S.
                                                             Center, Suite 200,
                                                             Chesterfield,
                                                             Missouri  63107

Dennis Sisco         Partner, Behrman Capital II, L.P.       126 East 56th            U.S.
                                                             Street, New York,
                                                             New York  10022

William Matthes      Partner, Behrman Capital II, L.P.       126 East 56th            U.S.
                                                             Street, New York,
                                                             New York  10022

Paul Tucker           Vice President, Computer Sciences      2100 East Grand          U.S.
                     Corporation                             Ave., El Segundo,
                                                             California  90245

John McCarthy        General Partner, Gateway Associates     8000 Maryland Ave.,      U.S.
                                                             Suite 1190, St.
                                                             Louis, Missouri
                                                             63105



     Behrman Capital II, L.P., a Delaware limited partnership ("Behrman"), and Strategic Entrepreneur Fund II, L.P., a Delaware limited partnership ("SEF"), may each be deemed to be in control of Albacore due to their respective ownership of the capital stock of Albacore. Behrman and SEF own, in the aggregate, approximately 45.3% of the outstanding voting stock of Albacore. Behrman and SEF are private investment funds. Behrman Brothers LLC, a Delaware limited liability company ("Behrman Brothers"), is the general partner of Behrman. The managing partners of Behrman Brothers are Grant G. Behrman and William M. Matthes, who are both citizens of the U.S. The general partner of SEF is Grant G. Behrman. The principal business address of Behrman, SEF, Behrman Brothers, Mr. Behrman and Mr. Matthes is 126 East 56th Street, 27th Floor, New York, New York 10022.


                               Page 8 of 10 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 24, 2002                       ALBACORE  HOLDINGS, INC.
                                        (f/k/a Abiliti  Solutions, Inc.)


                                        /S/ GORDON D. QUICK
                                        ---------------------
                                        By: Gordon D. Quick
                                        President


                               Page 9 of 10 Pages

                                INDEX TO EXHIBITS


EXHIBIT NO.    DESCRIPTION
-----------    -----------

     1 Form of Voting Agreement between Abiliti Solutions, Inc. and certain stockholders of Daleen Technologies, Inc. (previously filed)

     2 Form of Voting Agreement dated October 2, 2002 between Abiliti Solutions, Inc. and SAIC Venture Capital Corporation (previously filed)

     3 Asset Purchase Agreement dated October 7, 2002, among Daleen Technologies, Inc., Daleen Solutions, Inc., and Abiliti Solutions, Inc. (incorporated herein by reference to Exhibit
               99.1 to Current Report on Form 8-K filed by Daleen Technologies, Inc. on October 11, 2002)

     4 Investment Agreement dated October 7, 2002 by and between Daleen Technologies, Inc. and the investors named therein (incorporated herein by reference to Exhibit 99.2 to Current Report on Form 8-K filed by Daleen Technologies, Inc.
               on October 11, 2002)

     5 Supplemental Voting Agreement dated October 7, 2002 among Abiliti Solutions, Inc., Behrman Capital II, L.P., Strategic Entrepreneur Fund II, L.P., HarbourVest Partners VI - Direct Fund, L.P., and HarbourVest Partners V - Direct Fund, L.P. (previously filed)


                              Page 10 of 10 Pages